renewables
for a
better life

arauco®


2Q
2024

Highlights 2Q 2024



REVENUES

US$1,534.4 million

NET INCOME

US$40.5million

ADJUSTED EBITDA

US$414.2million

NET DEBT / LTM. ADJ. EBITDA

4.33x

CAPEX

US$203.2million

For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

Overview

ARAUCO´s net income for the second quarter of 2024 was US$40.5 million, a decrease of US$59.8 million compared to the first quarter of 2024. This is mostly explained by a decrease in our revenues, mainly due to a decrease in sales volume in our Pulp and Forestry products division.

Our Adjusted EBITDA was 6.9% lower than the first quarter of 2024, totaling US$414.2 million. Compared to the second quarter of 2023, our Adjusted EBITDA increased by 82.8%. *Net Financial Debt* increased by US$118.8 million or 1.9% and our *Net Debt/LTM EBITDA* ended up in 4.33x, a decrease when compared to the 4.87x reached during the first quarter of 2024.

In US$ Million	Q2 2024	Q1 2024	Q2 2023	*QoQ*	*YoY*	*YTD 2024*	*YTD 2023*	*YoY YTD*
Revenue	1,534.4	1,654.9	1,408.9	-7.3%	8.9%	3,189.3	2,848.4	12.0%
Net income	40.5	100.3	(47.1)	-59.6%	186.0%	140.9	(101.4)	238.9%
Adjusted EBITDA	414.2	445.1	226.6	-6.9%	82.8%	859.3	414.5	107.3%
Adjusted EBITDA Margin	27.0%	26.9%	16.1%	0.4%	67.9%	26.9%	14.6%	85.1%
LTM Adj. EBITDA	1,470.7	1,283.1	1,355.2	14.6%	8.5%	1,470.7	1,355.2	8.5%
CAPEX	203.2	334.7	374.4	-39.3%	-45.7%	537.9	709.0	-24.1%
Net Financial Debt	6,369.6	6,250.8	6,214.5	1.9%	2.5%	6,369.6	6,214.5	2.5%
Net Financial Debt / LTM Adj. EBITDA	4.33x	4.87x	4.59x	-11.1%	-5.6%	3.71x	7.50x	-50.6%

Adjusted EBITDA and EBITDA Margin (in US$ Million)


29.4%
24.3%
13.1%
16.1%
15.2%
23.5%
26.9%
27.0%
553.0
387.6
188.0
226.6
242.6
368.8
445.1
414.2
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Income Statement

Revenues

ARAUCO's revenues reached US$1,534.4 million in the second quarter of 2024, a decrease of 7.3% when compared to the previous quarter. This variation is mostly explained by a 12.6% decrease in revenues from our Pulp and Forestry products division, due to a decrease of 16.9% in sales volume, partially offset by a 4.5% increase in average prices. It's important to highlight that compared to the previous year, revenues increased 8.9%, explained by a 32.5% increase in our Pulp and Forestry products division, due to a 19.8% and 10.1% increase in sales volume and average prices, respectively.

In our Wood products division, revenues were 1.1% lower, mainly due to a 2.5% decrease in sales volume, partially offset by a 0.8% increase in average prices.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Pulp and Forestry	777.7	890.1	586.8	*-12.6%*	*32.5%*
Wood Products	756.5	764.7	822.2	*-1.1%*	*-8.0%*
Total	**1,534.4**	**1,654.9**	**1,408.9**	***-7.3%***	***8.9%***


Revenue's Breakdown by business segment
58%
42%
46%
54%
49%
51%
Q2 2023
Q1 2024
Q2 2024
Pulp and Forestry
Wood Products

Cost of sales

Decreased by 7.0% or US$80.3 million compared to the first quarter of 2024. This is mostly explained by *Timber costs,* mainly due to a decrease in production related to the Constitución mill and Arauco's Line 3 programed stoppages.

In US$ Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Timber	201.3	270.7	247.5	*-25.6%*	*-18.7%*
Forestry labor costs	161.4	156.3	171.5	*3.3%*	*-5.9%*
Depreciation and amortization	135.1	145.6	142.5	*-7.2%*	*-5.2%*
Depreciation for right of use	6.3	5.4	5.6	*16.0%*	*12.8%*
Maintenance costs	85.9	80.2	93.7	*7.1%*	*-8.3%*
Chemical costs	152.7	155.0	165.1	*-1.5%*	*-7.5%*
Sawmill services	24.9	30.8	31.6	*-19.1%*	*-21.2%*
Other raw materials and indirect costs	128.7	120.2	136.8	*7.1%*	*-5.9%*
Energy and fuel	62.8	66.6	70.5	*-5.8%*	*-11.0%*
Cost of electricity	14.1	9.3	18.8	*51.0%*	*-25.3%*
Salaries, other salaries, and other personnel expenses	92.9	106.4	111.9	*-12.7%*	*-17.0%*
Cost of Sales	**1,066.2**	**1,146.5**	**1,195.6**	***-7.0%***	***-10.8%***

Administrative expenses

Increased by 5.8% or US$8.1 million, when compared to the previous quarter, mostly due to an increase in Property taxes.

In US$ Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Wages, salaries and severance indemnities	56.3	53.9	59.8	*4.4%*	*-6.0%*
Marketing, advertising, promotion and publications expenses	3.7	3.0	3.2	*23.0%*	*14.9%*
Insurance	12.0	13.6	12.3	*-11.8%*	*-2.9%*
Depreciation and amortization	10.8	10.8	12.6	*0.0%*	*-14.0%*
Depreciation for the right of use	1.7	1.7	1.9	*0.9%*	*-6.9%*
Computer services	8.4	8.5	13.7	*-1.6%*	*-38.6%*
Lease rentals (offices, warehouses and machinery)	2.2	1.6	1.8	*39.1%*	*20.6%*
Donations, contributions, scholarships	1.8	1.6	2.8	*8.1%*	*-36.9%*
Fees (legal and technical advisories)	8.1	8.1	9.9	*-0.3%*	*-18.7%*
Property taxes, patents and municipality rights	10.6	5.4	11.8	*95.8%*	*-10.5%*
Other administration expenses	31.1	30.3	31.4	*2.8%*	*-0.7%*
Administrative Expenses	**146.6**	**138.6**	**161.2**	***5.8%***	***-9.1%***

Distribution costs

Increased by 0.3%, or US$0.5 million mostly due to an increase of US$5.0 million or 36.0% in *port services* mainly explained by the impact of Puerto Coronel strike on the dispatch of our products and the effects of the Baltimore Bridge collapse in the US. This was offset by a US$4.4 million or 3.4% decrease in *freight costs* mostly due to a decrease in sales volume.

In US$ Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Commissions	3.7	4.5	3.4	*-17.0%*	*11.2%*
Insurance	1.6	1.2	2.3	*29.7%*	*-29.8%*
Other selling costs	2.7	2.7	4.2	*-1.4%*	*-35.9%*
Port services	18.9	13.9	16.0	*36.0%*	*18.0%*
Freight	125.1	129.5	129.8	*-3.4%*	*-3.6%*
Depreciation for the right of use	0.3	0.3	0.3	*0.3%*	*21.4%*
Other shipping and freight costs	15.3	15.0	16.3	*2.3%*	*-5.9%*
Distribution Costs	**167.7**	**167.2**	**172.2**	***0.3%***	***-2.6%***

Other income

Increased by US$30.4 million mostly due to an increase in *Gains from changes in fair value of biological assets*, mainly in Chile and Uruguay. Additionally, *other operating results* increased by US$8.0 million mainly due to adjustments in accounts payable older than 5 years.

In US$ Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Gain from changes in fair value of biological assets	20.9	4.9	56.1	*324.7%*	*-62.8%*
Net income from insurance compensation	7.9	3.7	73.9	*112.5%*	*-89.3%*
Leases received	1.3	1.0	6.1	*37.6%*	*-78.4%*
Gains on sales of assets	3.0	1.1	2.5	*164.2%*	*20.6%*
Tax recovery credit	-	-	3.7	-	-100.0%
Other operating results	15.2	7.2	16.9	*112.2%*	*-10.1%*
Other Income	**48.3**	**17.9**	**159.2**	***169.9%***	***-69.6%***

Other expenses

Increased by 35.7% or US$12.7 million when compared to the first quarter of 2024. This is mostly explained by an increase in *Impairment provision property, plant and equipment* and *others* and *Operating expenses related to plant stoppages* mainly related to the indefinite shutdown of El Colorado sawmill.

In US$ Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Legal payments	2.2	2.6	4.4	*-13.9%*	*-49.6%*
Impairment provision property, plant and equipment and others	12.1	2.8	2.0	*334.7%*	*500.7%*
Operating expenses related to plant stoppages	9.9	7.8	40.8	*26.5%*	*-75.8%*
Project expenses	6.1	5.1	2.6	*21.0%*	*132.5%*
Loss (gain) from asset sales	2.8	3.4	3.0	*-17.8%*	*-8.6%*
Loss and repair of assets	1.9	0.0	0.1	*15,750.0%*	*2,505.5%*
Loss of forests	1.1	1.3	(22.8)	*-20.9%*	*-104.6%*
Other taxes	7.7	5.7	4.9	*36.5%*	*56.3%*
Other expenses (donations, repayments insurance)	4.6	7.0	3.6	*-34.9%*	*26.3%*
Other expenses	**48.3**	**35.6**	**38.6**	***35.7%***	***25.0%***

Foreign exchange differences

Showed a net loss of US$0.8 million, US$11.7 million lower than the first quarter of 2024.

Income tax

In the second quarter of 2024, income tax expense was US$22.0 million, a US$36.7 million increase when compared with the US$14.7 million income accounted in the previous quarter. This variation is mainly explained by the effect in deferred taxes in Chile related to the forest sold to Klabin, and other effects in Argentina and Uruguay.

Adjusted EBITDA

Adjusted EBITDA for the second quarter of 2024 was US$414.2 million, a 6.9% or US$30.9 million decrease when compared to the previous quarter.

There was a decrease of 11.2% in the Adjusted EBITDA of our pulp business segment, mainly due to a decrease in sales volume when compared to the first quarter of 2024, partially offset by an increase in average prices. In our Wood products business, there was an 8.6% increase mainly due to a stronger operational result.

In U.S. Million	Q2 2024	Q1 2024	Q2 2023	QoQ	YoY
Net Income	40.5	100.3	(47.1)	*-59.6%*	*186.0%*
Financial costs	105.1	101.1	92.4	*3.9%*	*13.7%*
Financial income	(16.6)	(22.1)	(28.2)	*-24.9%*	*-41.2%*
Income tax	22.0	(14.7)	(26.5)	*249.7%*	*183.0%*
EBIT	**151.1**	**164.7**	**(9.4)**	***-8.3%***	***1,706.9%***
Depreciation & amortization	156.5	167.3	172.3	*-6.4%*	*-9.2%*
EBITDA	**307.5**	**331.9**	**162.9**	***-7.3%***	***88.8%***
Fair value cost of timber harvested	112.4	104.5	121.3	*7.5%*	*-7.4%*
Gain from changes in fair value of biological assets	(20.9)	(4.9)	(56.1)	*324.7%*	*-62.8%*
Exchange rate differences	0.8	12.5	19.9	*-93.6%*	*-96.0%*
Others (*)	14.3	1.1	(21.5)	*1249.0%*	*166.4%*
Adjusted EBITDA	**414.2**	**445.1**	**226.6**	***-6.9%***	***82.8%***

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)


(40.3)
9.8
(0.5)
445.1
414.2
Q1 2024
Pulp
Wood Products
Consolidation Adj. & Others
Q2 2024

Pulp Adjusted EBITDA

The Adjusted EBITDA for our pulp business segment reached US$319.8 million during this quarter, which translates to a 11.2% or US$40.3 million decrease compared to the first quarter of 2024.

Pulp EBITDA Mg reached 41.1%, 0.6% higher than the previous quarter.


37.0%
40.4%
38.9%
12.0%
17.1%
18.5%
34.5%
40.5%
41.1%
281
308
282
78
100
144
272
360
320
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$124.6 million during this quarter, which translates to a 8.6% or US$9.8 million increase, compared to the previous quarter.
Wood products EBITDA Mg was 16.6%, 1.5% higher than the previous quarter.


358
283
154
136
152
133
138
115
125
32.3%
25.4%
17.8%
17.2%
18.5%
16.3%
17.7%
15.0%
16.5%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Adjusted EBITDA
EBITDA Mg

Pulp Business

During the second quarter, stability and caution characterized the market, especially when compared to the first quarter of the year. There was a slight increase in global stocks for both short and long fiber throughout the quarter.

In China, the pulp market was stable. Customers tried to trespass the increase in pulp prices to final products, however, failed to materialize such efforts mainly due to overcapacity in paper production within the market, which consequently led to a decrease in operating rates of some mills. Prices for both short and long fiber increased at the beginning of the quarter and began to stabilize towards the end of the period and pulp inventories in ports were stable throughout the quarter, but below average.

In Europe, the second quarter began with strong demand continuing the trend from the first quarter, however, it started to deteriorate mainly due to a decrease in demand within the printing and writing sector. The tissue industry had a strong demand, continuing the trend seen in the first quarter and anticipating the summer in the northern hemisphere. Regarding supply, long fiber continued to be affected by operational problems in some mills and short fiber spot supply increased towards the end of the quarter.

The Textile Pulp market remained stable and balanced between supply and demand, despite that the second quarter is a period of low seasonality. Customers in the viscose market maintained stable operating rates, and low inventories.

Production in the second quarter was 25% higher than production in the same period of 2023, mainly due to the Valdivia mill dryer replacement stoppage from April to August 2023 and Arauco's Line 3 reaching full capacity this year.


Production and Sales Volume (In thousand tonnes)
813
812
1,192
1,171
1,016
972
Q2 2023
Q1 2024
Q2 2024
Production
Sales

Wood Products Business

Panels

Sales volume and average prices increased 2.1% and 1.0% respectively during the second quarter of 2024.

In the US, the market was active in numerous products, especially in PB, where there was restricted supply at the end of the quarter. In Latin America, oversupply seen in MDF in the last quarter stabilized mainly due to logistical issues in Brazil, Chile and Asia.

Production and Sales Volume: Panels (1)

(In thousand m^3)


1,297
1,269
1,310
1,236
1,321
1,261
Q2 2023
Q1 2024
Q2 2024
Production
Sales

PB: Particleboard.
MDF: Medium-density fiberboard.

(1) Includes PB, MDF, OSB, Composite panels and Retail Panels.

Sawn timber

Sales volume decreased 11.8%, partially offset by a 0.5% increase in average prices. Decrease in our sales volume was mainly explained by the Puerto Coronel strike, which lasted from the end of March to mid-June.

In the US, during the second quarter of the year, Remanufacturing products, showed slow sales as high interest rates affected the construction and remodeling sector. Additionally, competitors from China and Latin America added some pressure in the market.

China continued to show a reduced dynamism in their local economy, with low demand in construction, although restricted supply helped to increase prices.

Production and Sales Volume: Sawn Timber (2)

(In thousand m^3)


568
501
522
470
526
407
Q2 2023
Q1 2024
Q2 2024
Production
Sales

(2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets

Note: Sales include trading

Plywood

Sales Volume decreased 6.0%, offset by a 4.1% increase in average prices. Decrease in our sales volume was mainly affected by Puerto Coronel strike as mentioned earlier.

In general, the market responded well as supply decreased in Brazil, Chile, Europe, among others. North America remained balanced, continuing the trend seen in the first quarter and in Latin America, mainly Chile, supply issues and a better local consumption increased local sales volume when compared to the same period of last year.

Production and Sales Volume: Plywood

(In thousand m^3)


133
112
120
138
131
129
Q2 2023
Q1 2024
Q2 2024
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$203.2 million, US$131.5 million lower than the previous quarter.

US$ Million	Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
Purchase and sale of property, plant and equipment	(119.9)	(215.7)	(266.1)	(335.5)	(489.8)
Purchase and sale of intangible assets	(1.0)	(1.2)	(1.4)	(2.1)	(2.8)
Purchase of other long-term assets	(82.4)	(117.8)	(107.0)	(200.2)	(216.4)
Total CAPEX (*)	**(203.2)**	**(334.7)**	**(374.4)**	**(537.9)**	**(709.0)**

(*) On a cash basis, does not include M&A.


Capital Expenditures (In US$ Million)
387
371
335
374
299
255
335
203
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

Free Cash Flow

During the second quarter of 2024, Free Cash Flow decreased by US$181.1 million compared to the first quarter of 2024, with outflows of US$97.1 million. Cash from Operations decreased US$360.9 million mostly due to a decrease in *Working Capital* and *Interest paid and received.*

US$ Million	Q2 2024	Q1 2024	Q2 2023
Adjusted EBITDA	414.2	445.1	226.6
Working Capital Variation	(137.9)	35.2	(84.1)
Interest paid and received	(110.7)	(31.1)	(69.7)
Income tax received (paid/refunded)	(22.4)	2.6	(47.7)
Other cash inflows (outflows)	(11.7)	40.6	20.5
Cash from Operations	**131.5**	**492.4**	**45.5**
Capex (*)	(203.2)	(334.7)	(374.4)
Proceeds from investment activities	(0.2)	18.7	(1.1)
Other inflows of cash, net	(3.8)	(63.1)	(19.0)
Cash from (used in) Investment Activities	**(207.2)**	**(379.0)**	**(394.5)**
Dividends paid	(0.2)	-	(282.7)
Other inflows of cash, net	(11.8)	(16.4)	(19.6)
Proceeds from issue of shares	-	0.5	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(12.1)**	**(15.9)**	**(302.3)**
Effect of exchange rate changes on cash and cash equivalents	(9.4)	(13.5)	(3.4)
Free Cash Flow	**(97.1)**	**84.0**	**(654.6)**

(*) On a cash basis.

Net Debt Variation Q1 2024 – Q2 2024 (in US$ million)


6,250.8
97.1
75.5
(38.0)
(15.9)
6,369.6
Net Debt Q1 24
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Leasing Variation
Net Debt Q2 24

Cash

Our cash position was US$861.1 million at the end of the second quarter of 2024, which translates to a 42.3% increase, equivalent to US$255.9 million, when compared to the end of the first quarter of 2024.

Additionally, to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million of which US$225 million were withdrawn in June 2023. This facility is due in February 2025.


Cash by Currency
Mexican Peso 3%
Other Currencies 5%
Brazilian Real 5%
Chilean Peso 15%
U.S. Dollar 72%


Cash by Instrument
Time Deposits 28%
Overnight Accounts 60%
Money Market Funds 12%

Financial Debt

ARAUCO's total financial debt as of June 30, 2024 was US$7,230.7 million, an increase of 5.5% or US$374.6 million when compared to March 31, 2023.

Our consolidated net financial debt increased 1.9% or US$118.8 million when compared with March 2024. This was mainly due to the negative free cash flow of the quarter.

Debt by Currency


Other Currencies
6%
EUR (2)
7%
UF (1) (2)
21%
U.S.Dollar
66%

Debt by Instrument


Leasing
7%
Banks
25%
Bonds
68%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 4.33x, which compares to the 4.87x in the first quarter of 2024. This decrease is mainly explained by a 14.6% increase in LTM Adjusted EBITDA.

Net Financial Debt and Leverage (In US$ Million)


1.89x
4,569
2.33x
5,051
3.17x
5,471
4.59x
6,214
6.00x
6,271
6.32x
6,485
4.87x
6,251
4.33x
6,370
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

As of June 2024, short term bank obligations (which includes accrued interest) sum up US$1,212.0 million. Bank obligations include the following maturities: US$613.8 million in bank loans and US$21.6 million in leasing. Short term bond obligations sum up US$574.6 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of June 30, 2024 (In US$ Million)


575
635
42
433
239
398
538
313
160
104
539
93
514
22
18
24
96
25
25
26
198
27
28
1977
182
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037 & Thereafter
Bank Loans and Leasing
Bonds



Second Quarter
Subsequent Events and News

Forestry Asset Sale, Brazil



On December 2023, the Company entered into a share purchase and sale agreement, to sell all the shares and social rights that we hold directly in the Brazilian Forestry Companies[1] (with assets mainly in the state of Paraná, Brazil), to a company specially incorporated for such purpose, appointed by Klabin S.A.

On July 16, after meeting the agreed conditions, the Company transferred all the shares and corporate rights that the Sellers directly held in the Brazilian Forestry Companies. The forest plantations subject to the transaction occupied approximately 85,000 hectares and the sale price, which arises to the sum of US$ 1,168 million, is subject to customary price adjustments after the closing of the transaction. The after-tax amount received by Arauco on July 16 was approximately US$967 million, which will generate an after-tax gain of approximately US$174 million to be recognized in this year's results. This amount differs from the amount reported in the aforementioned Material Fact dated December 20, 2023, as a result of the early recognition of deferred taxes at year-end 2023, in accordance with IFRS accounting standards.

The sale of shares and social rights does not extend to our panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, associated to our project to build a pulp mill in Brazil ("Sucuriú Project").

1 Arauco Florestal Arapoti S.A. and Arauco Forest Brasil S.A., and indirectly in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A.

Second Quarter
Subsequent Events and News

RCF committed facility and Yankee 2024, Chile

On July 22 we repaid the US$225 million of the committed facility that was withdrawn in June 2023. Additionally, on August 1 we made the final payment of our outstanding 4.5% notes for a total of US$500 million.

New OSB Line in Trupán - Cholguán Complex, Chile



In an extraordinary session held on July 3, the Board of Directors of Maderas Arauco S.A. approved the construction of an Oriented Strands Board or OSB manufacturing line, within the Trupán-Cholguán Complex, through the modernization and renovation of some sections of the MDF line, taking advantage of the current facilities and incorporating and adapting equipment and processes that allow the production of OSB.

The estimated investment is US$ 92 million and a capacity of 110,000 cubic meters, with an average of 200 workers expected to be employed and operations to begin in the second quarter of 2026.

ESG

FSC Forest Management audit successfully completed

On July 3, we successfully concluded our follow-up audit of FSC Forest Management (FSC-C108276), carried out by the Soil Association. This was a thorough and collaborative effort to ensure that our forestry practices meet the highest standards of sustainability and responsibility.

During 30 days of on-site review and 10 days of office work, our team demonstrated the commitment to continuous improvement and efficient resource management. A highlight of this audit was the visit to high value conservation areas and review of some restoration processes within our forests.

Sustainable Bond Reports

Arauco continues to consolidate the path towards a sustainable future by reporting the fulfillment of the social and environmental impact projects associated with the issuance of UF 12 million (equivalent to approximately US$ 500 million) in sustainable bonds. This figure represents the total funds raised through the sustainable bond issuances carried out in April and June 2023.


SUSTAINABLE
BOND REPORT
2023
arauco

Among the projects that were financed, which are classified as sustainable, are some related to sustainable land use and forest management, water management programs, emissions, waste and access to basic services, such as health, water, transportation, education and employment programs, among others. These projects obtained a "VERY GOOD" rating in sustainability quality score from Moody's Second Party Opinion (SPO).

You can find our Sustainable Bond Reports and SPOs in our Investor Relations section in our website or here.

UPCOMING EVENTS

2Q 2024 RESULTS CONFERENCE CALL

Wednesday, August 21, 2024
9:00 Santiago Time
9:00 Eastern Time (New York)

For Conference Call Visit:
https://financialstreaming.arauco.com



For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Constanza Vasquez
Investor Relations
constanza.vasquez@arauco.com

José Manuel Guzmán
Finance Analyst
jose.guzman@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
Revenues	1,534.4	1,654.9	1,408.9	3,189.3	2,848.4
Cost of sales	(1,066.2)	(1,146.5)	(1,195.6)	(2,212.6)	(2,229.7)
Gross profit	**468.2**	**508.4**	**213.3**	**976.6**	**618.7**
Other income	48.3	17.9	159.2	66.2	234.8
Distribution costs	(167.7)	(167.2)	(172.2)	(334.9)	(333.1)
Administrative expenses	(146.6)	(138.6)	(161.2)	(285.2)	(311.1)
Other expenses	(48.3)	(35.6)	(38.6)	(83.9)	(247.6)
Financial income	16.6	22.1	28.2	38.6	51.0
Financial costs	(105.1)	(101.1)	(92.4)	(206.2)	(172.6)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(2.1)	(7.8)	10.1	(9.9)	18.0
Exchange rate differences	(0.8)	(12.5)	(19.9)	(13.3)	(43.6)
Income before income tax	**62.5**	**85.6**	**(73.6)**	**148.2**	**(185.5)**
Income tax	(22.0)	14.7	26.5	(7.3)	84.1
Net income	**40.5**	**100.3**	**(47.1)**	**140.9**	**(101.4)**
Profit attributable to parent company	40.6	100.3	(47.2)	140.9	(101.3)
Profit attributable to non-parent company	(0.1)	0.0	0.0	(0.0)	(0.1)

Balance Sheet

In US$ Million	30-06-2024	31-03-2024	30-06-2023
Cash and cash equivalents	861.1	605.3	764.6
Other financial current assets	27.8	38.1	27.6
Other current non-financial assets	292.8	251.2	293.8
Trade and other receivables-net	887.8	915.2	818.2
Related party receivables	4.0	4.5	6.7
Inventories	1,528.2	1,381.6	1,569.3
Biological assets, current	387.3	387.7	361.8
Tax assets	76.4	88.8	185.2
Non-Current Assets classified as held for sale	401.6	426.6	0.2
Total Current Assets	**4,467.0**	**4,098.9**	**4,027.4**
Other non-current financial assets	24.4	13.1	115.2
Other non-current and non-financial assets	99.8	116.2	120.7
Non-current receivables	87.1	86.5	87.3
Investments accounted through equity method	408.6	412.5	397.0
Intangible assets	59.8	63.3	68.5
Goodwill	53.8	57.6	56.0
Property, plant and equipment	10,075.6	10,214.8	10,092.5
Biological assets, non-current	2,589.3	2,651.4	2,858.5
Deferred tax assets	105.4	111.4	19.4
Total Non-Current Assets	**13,503.8**	**13,726.8**	**13,815.1**
TOTAL ASSETS	**17,970.8**	**17,825.7**	**17,842.5**
Other financial liabilities, current	1,508.2	1,143.4	827.9
Trade and other payables	674.3	694.5	682.5
Related party payables	10.2	9.1	17.8
Other provisions, current	2.1	2.2	7.4
Tax liabilities	29.6	25.8	8.7
Current provision for employee benefits	6.7	6.5	8.5
Other non-financial liabilities, current	141.9	123.3	56.3
Non-Current Assets classified as held for sale	91.6	98.9	0.0
Total Current Liabilities	**2,464.6**	**2,103.7**	**1,609.2**
Other non-current financial liabilities	5,893.9	5,941.8	6,203.1
Trade and Other payables non-current	66.8	74.2	28.8
Other provisions, non-current	33.4	29.2	30.7
Deferred tax liabilities	1,464.0	1,493.9	1,657.3
Non-current provision for employee benefits	78.4	78.0	98.6
Other non-financial liabilities, non-current	50.6	59.5	71.6
Total Non-Current Liabilities	**7,587.1**	**7,676.7**	**8,090.1**
Non-parent participation	6.7	6.8	5.6
Net equity attributable to parent company	**7,912.5**	**8,038.4**	**8,137.6**
TOTAL LIABILITIES AND EQUITY	**17,970.8**	**17,825.7**	**17,842.5**

Cash Flow Statement

US$ Million	Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
Receipts from sales of goods and rendering of services	1,671.9	1,579.3	1,433.7	3,251.2	3,064.9
Other cash receipts (payments)	96.0	230.9	178.4	326.9	266.7
Payments of suppliers and personnel (less)	(1,509.3)	(1,294.8)	(1,449.6)	(2,804.1)	(3,021.5)
Interest paid and received	(110.7)	(31.1)	(69.7)	(141.8)	(88.5)
Income tax paid	(22.4)	2.6	(47.7)	(19.8)	(74.8)
Other (outflows) inflows of cash, net	0.5	0.4	0.4	0.9	0.5
Net Cash Provided by (Used in) Operating Activities	**131.5**	**492.4**	**45.5**	**623.9**	**149.3**
Capital Expenditures	(203.2)	(334.7)	(374.4)	(537.9)	(709.0)
Other investment cash flows	(4.0)	(44.4)	(20.1)	(48.3)	(16.2)
Net Cash Provided by (Used in) Investing Activities	**(207.2)**	**(379.0)**	**(394.5)**	**(586.2)**	**(725.2)**
Proceeds from borrowings	430.0	542.8	816.7	972.8	1,407.0
Repayments of borrowings	(77.1)	(591.5)	(270.3)	(668.5)	(409.2)
Dividends paid	(0.2)	0.0	(282.7)	(0.2)	(282.7)
Other inflows of cash, net	(11.8)	(16.4)	(19.6)	(28.2)	(33.2)
Proceeds from Issue of Shares	0.0	0.5	0.0	0.5	0.0
Net Cash Provided by (Used in) Financing Activities	**340.9**	**(64.6)**	**244.1**	**276.4**	**681.9**
Total Cash Inflow (Outflow) of the Period	**265.2**	**48.8**	**(104.8)**	**314.0**	**105.9**
Effect of exchange rate changes on cash and cash equivalents	(9.4)	(13.5)	(3.4)	(22.9)	(8.5)
Cash and Cash equivalents at beginning of the period	605.3	570.0	872.8	570.0	667.2
Cash and Cash Equivalents at end of the Period	**861.1**	**605.3**	**764.6**	**861.1**	**764.6**